Contact

www.linkedin.com/in/mike-wilner-b8196321 (LinkedIn)

Top Skills

Entrepreneurship
Statistics
Strategy

Mike Wilner

Helping freelancers, consultants, and agencies grow via partnerships
New York, New York, United States

Experience

Upside

Founder/CEO
February 2023 - Present (1 year 4 months)
New York, United States

Prufrock Ventures

2 years

Co-founder, Venture Partner
February 2023 - Present (1 year 4 months)
New York, United States

Co-Founder, Partner
June 2022 - Present (2 years)
New York, United States

Prufrock Ventures is a company builder and investor. We are a team of former venture backed founders and Amazon alumni who build and scale new ventures.

On Deck

ODF Fundraising Coach
April 2021 - Present (3 years 2 months)

Help ODF members who actively or soon-to-be fundraising with fundraising prep and strategy

Amazon Web Services (AWS)

3 years 7 months

North America Startup BD Head of Strategy, Ops, and Programs
July 2020 - June 2022 (2 years)

Startup BD, Accelerators, Incubators, and Studios
December 2018 - June 2022 (3 years 7 months)
Greater New York City Area

Oversubscribed

Co-Author

September 2018 - December 2019 (1 year 4 months)

Co-authored Oversubscribed: A Founder's Guide to Seed Fundraising, a book read by thousands of startup founders and used by Accelerators and Incubators to educate their founders on how to raise seed rounds.

Chaac Ventures
Entrepreneur In Residence
April 2018 - December 2018 (9 months)

Sail
Co-Founder & CEO
April 2017 - February 2018 (11 months)
Philadelphia

Sail is a complete payments solution for client work, built for freelancers to help them get paid on-time.

Compass
Co-Founder & CEO
February 2015 - February 2018 (3 years 1 month)
Philadelphia

Compass is freelance web design marketplace, connecting hundreds of small business owners with web designers and other creative professionals, while automating project management aspects of creative service projects.

Venture For America
2013 Fellow & Alumni Board Representative
May 2013 - May 2016 (3 years 1 month)
Detroit & Philadelphia

BoostUp
Product Manager
August 2013 - December 2014 (1 year 5 months)
Detroit

J.P. Morgan
Summer Analyst
May 2012 - August 2012 (4 months)
New York, NY

Analyst in the Transportation and Higher Education sectors of the Public Finance division

Greenspring Associates
Summer Analyst
May 2011 - September 2011 (5 months)
Owings Mills, MD

Analyst at Greenspring Assicates, a Baltimore VC firm.

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Education

Washington and Lee University

B.S., Math, Business